TASEKO REPORTS ANNUAL GENERAL MEETING VOTING RESULTS

July 13, 2016, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) ("Taseko" or the “Company”) today announced the voting results from its 2016 Annual General Meeting held Tuesday, July 12, 2016 in Vancouver, British Columbia.

A total of 145,116,902 common shares were voted at the meeting, representing 65.4% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour	% Votes in Favour, excluding Dissident Votes
William Armstrong	83.8	98.1
Geoffrey Burns	83.6	97.9
Robert Dickinson	82.4	96.5
Russell Hallbauer	83.5	97.8
Alexander Morrison	83.6	98.0
Richard Mundie	83.8	98.2
Ronald Thiessen	83.5	97.7
Linda Thorstad	83.6	97.9

The Company notes that the dissidents (approximately 6.3% of shares outstanding) who launched and then aborted the recent proxy contest voted against all proposed resolutions, even the new Say-On-Services resolution which constructively dealt with their purported concern regarding the cost of related party services. Other resolutions which passed included the reappointment of KPMG as auditors, adoption of shareholders rights plan and a say-on-pay resolution.

Detailed voting results for the 2016 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.